UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 13, 2026

Quartzsea Acquisition Corporation

(Exact name of registrant as specified in its charter)

Cayman Islands		N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1185 Avenue of the Americas, Suite 304 New York, NY 10036	10036
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 612-1400

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Units, each consisting of one ordinary share and one right	QSEAU	The Nasdaq Stock Market LLC
Ordinary Shares, $0.0001 par value	QSEA	The Nasdaq Stock Market LLC
Rights, each right entitling the holder to receive one-fifth of one ordinary share	QSEAR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

On May 13, 2026, Quartzsea Acquisition Corporation, a Cayman Islands exempted company (“QSEA” or “Parent”), Eight Directions Technology Limited, a Cayman Islands exempted company (the “Company”), Jeffrey & Vans Technology Inc., a business company organized under the laws of the British Virgin Islands, and Pivot Technology Holding Inc., a business company also organized under the laws of the British Virgin Islands (each, a “Principal Shareholder” and collectively, the “Principal Shareholders”), Chengji Zhang, an individual, solely in his capacity as the shareholder representative, agent and attorney-in-fact of the Principal Shareholders (the “Principal Shareholders’ Representative”), Eight Directions Global Limited, a Cayman Islands exempted company and wholly owned subsidiary of Parent (“Purchaser”), and CUPS Sub Limited, a Cayman Islands exempted company and wholly owned subsidiary of Purchaser (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Capitalized terms used herein but not otherwise defined herein have the meanings ascribed to them in the Merger Agreement.

SPAC Merger and Acquisition Merger

Pursuant to the Merger Agreement, the parties will consummate a business combination transaction through the following transactions: (i) Parent will merge with and into Purchaser, with Purchaser surviving such merger as the surviving company (the “SPAC Merger”); and (ii) immediately following the SPAC Merger, Merger Sub will merge with and into the Company, with the Company surviving such merger as a wholly owned subsidiary of Purchaser (the “Acquisition Merger,” and together with the SPAC Merger, the “Mergers,” or the “business combination”).

Subject to, and in accordance with, the terms and conditions of the Merger Agreement, at the effective time of the SPAC Merger, each issued and outstanding ordinary share of Parent will be converted automatically into one Class A ordinary share of the Purchaser, par value $0.00001 per share (the “Purchaser Class A Ordinary Share”), and each issued and outstanding right of Parent will be converted automatically into the right to receive one-fifth (1/5) of one Purchaser Class A Ordinary Share in accordance with its terms and the terms of the Merger Agreement. Each Parent Unit will be separated automatically into each’s individual components of one Purchaser Class A Ordinary Share and the right to receive one-fifth (1/5) of one Purchaser Class A Ordinary Share.

Subject to, and in accordance with, the terms and conditions of the Merger Agreement, at the effective time of the Acquisition Merger, which shall take place concurrently with the SPAC Merger, each issued and outstanding ordinary share of the Company, other than excluded shares, will be cancelled in exchange for the right to receive the applicable portion of Purchaser Class A Ordinary Shares or the Class B ordinary shares of the Purchaser, par value $0.00001 per share (the “Purchaser Class B Ordinary Shares”), as the case may be, each valued at $10.00 per share, with the Purchaser Class B Ordinary Shares being entitled to ten votes each while the Purchaser Class A Ordinary Shares being entitled to one vote each, based on an agreed pre-money equity valuation of the Company of approximately $515,000,000.

Immediately after the effective time of the Acquisition Merger, the board of directors of Purchaser is expected to consist of five directors, one of whom will be designated by Parent and four of whom will be designated by the Company, subject to the requirements of the Nasdaq Stock Market LLC. The officers of the Company are expected to become the officers of Purchaser.

Representations and Warranties

In the Merger Agreement, the Company makes certain representations and warranties relating to, among other things: (a) proper corporate organization and similar corporate matters; (b) authorization, execution, delivery and enforceability of the Merger Agreement and related transaction documents; (c) consents and approvals required in connection with the execution and performance of the Merger Agreement; (d) absence of conflicts; (e) capitalization; (f) charter documents and corporate records; (g) financial statements; (h) absence of certain changes or events; (i) title to assets and properties; (j) material contracts; (k) intellectual property; (l) cybersecurity and compliance with laws; (m) tax matters; (n) employment matters; (o) litigation; and (p) other customary representations and warranties.

In the Merger Agreement, Parent, Purchaser and Merger Sub make certain representations and warranties relating to, among other things: (a) proper corporate organization and similar corporate matters; (b) authorization, execution, delivery and enforceability of the Merger Agreement and related transaction documents; (c) consents and approvals required in connection with the execution and performance of the Merger Agreement; (d) absence of conflicts; (e) capitalization; (f) issuance of shares; (g) the trust account; (h) SEC filings and financial statements; (i) listing matters; (j) litigation; (k) compliance with laws; and (l) other customary representations and warranties.

Conduct Prior to Closing; Covenants

The parties have made customary covenants in the Merger Agreement, including, among other things, covenants with respect to the conduct of the business of the Company and its subsidiaries prior to the closing of the Mergers.

The Merger Agreement also contains covenants providing for, among other things:

●	the parties to cooperate to prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement in connection with the transactions contemplated by the Merger Agreement, which registration statement will include a proxy statement/prospectus of Parent;

●	the parties to use reasonable best efforts to obtain required approvals and consummate the transactions contemplated by the Merger Agreement;

●	the parties to take certain actions to maintain the listing of Purchaser’s securities on the Nasdaq following the closing of the business combination;

●	the Company to deliver certain financial statements;

●	the Company and certain Company shareholders enter into lock-up agreements at the closing; and

●	the Company to obtain the requisite approval of its shareholders.

Conditions to the Consummation of the Transactions

Consummation of the transactions contemplated by the Merger Agreement is subject to customary closing conditions, including, among others: (i) the absence of any applicable law or order prohibiting consummation of the transactions; (ii) receipt of required approvals of Parent shareholders and Company shareholders; (iii) the registration statement having been declared effective by the SEC; (iv) the approval for listing of Purchaser’s securities on Nasdaq; (v) the accuracy of the parties’ respective representations and warranties, subject to the standards set forth in the Merger Agreement; (vi) material compliance by the parties with their respective covenants; (vii) the absence of a material adverse effect with respect to the Company or Parent; and (viii) the completion by the Company of any internal reorganization of its offshore structure as contemplated by the Merger Agreement.

No Survival

The representations and warranties of the parties contained in the Merger Agreement will not survive the closing, except in the case of fraud claims. Certain covenants and agreements that by their terms are required to be performed after the closing will survive in accordance with their terms.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances prior to the closing, including, among others: (i) by mutual written consent of Parent and the Company; (ii) by either Parent or the Company if the other party causes a delay in the business combination process that exceeds six months, but excluding the delay resulting from regulatory, policy, or governmental approvals or filings with the SEC not a result of the other party’s failure to submit necessary required documents in a timely and complete manner; (iii) by Parent or the Company upon certain uncured breaches of representations, warranties, covenants or agreements by the other party.

In the event of termination as referenced under the second and third scenarios, the breaching party or the delaying party shall be obligated to pay the non-breaching party or non-delaying party a break-up fee of $500,000 with exceptions listed under Section 13.3 (d) of the Merger Agreement.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made solely for purposes of the contract among the respective parties and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about the parties to the Merger Agreement. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement.

Company Shareholder Support Agreement

In connection with the execution of the Merger Agreement, certain shareholders of the Company entered into a shareholder support agreement with Parent, pursuant to which such shareholders agreed, among other things, to vote or cause to be voted the Company shares held by them in favor of the Merger Agreement, the Acquisition Merger and the other transactions contemplated by the Merger Agreement, and to take certain other actions in furtherance of the transactions contemplated thereby (the “Company Shareholder Support Agreement”).

The foregoing description of the Company Shareholder Support Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Shareholder Support Agreement, a copy of which is filed as Exhibit 10.1 hereto and incorporated herein by reference.

Sponsor Support Agreement

In connection with the execution of the Merger Agreement, Parent, the Company, Sponsor, and certain other parties entered into a sponsor support agreement, pursuant to which the sponsor agreed, among other things, to vote the Parent ordinary shares held by it in favor of the Merger Agreement, the SPAC Merger, the Acquisition Merger and the other transactions contemplated by the Merger Agreement, to vote against proposals that would reasonably be expected to impede or interfere with the transactions contemplated by the Merger Agreement, not to redeem any Parent ordinary shares held by it in connection with the business combination, and to comply with certain transfer restrictions with respect to its Parent securities, in each case subject to the terms and conditions set forth therein (the “Sponsor Support Agreement”).

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sponsor Support Agreement, a copy of which is filed as Exhibit 10.2 hereto and incorporated herein by reference.

Lock-Up Agreements

At the closing of the business combination, certain shareholders of the Company, Blue Jay Investment LLC, Parent’s sponsor (the “Sponsor”), and certain other holders are expected to enter into lock-up agreements (the “Lock-Up Agreement”) with Purchaser, pursuant to which such holders will agree, subject to certain customary exceptions, not to transfer, sell, assign, pledge or otherwise dispose of certain Purchaser ordinary shares received in connection with the business combination within 180 days from the closing of the business combination.

The foregoing description of the form of Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, a copy of which is filed as Exhibit 10.3 hereto and incorporated herein by reference.

Registration Rights Agreement

In connection with the execution of the Merger Agreement, at or prior to the closing of the business combination, Company, Parent, Purchaser, certain existing shareholders of Parent, certain shareholders of the Company, and certain other holders will enter into an amended and restated registration rights agreement (the “Registration Rights Agreement”).

Pursuant to the Registration Rights Agreement, among other things, the holders party thereto will be granted certain customary registration rights with respect to certain equity securities of Purchaser held by them after a six-month period following the closing of the business combination, including (i) demand registration rights, (ii) piggyback registration rights and (iii) shelf registration rights. In particular, subject to certain limitations set forth therein, holders of a majority-in-interest of the registrable securities will have the right to request that Purchaser file a registration statement to register the resale of such securities, and Purchaser will be obligated to include such securities (but in no event more than a total of 15% of the total outstanding shares of the Purchaser at the closing of the business combination) in certain registration statements initiated by Purchaser or other shareholders. The Registration Rights Agreement will also provide for customary cutback provisions, procedures relating to underwritten offerings, including underwritten shelf takedowns, and allocation of expenses.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the form of the Registration Rights Agreement, a copy of which is filed as Exhibit 10.4 hereto and incorporated herein by reference.

Additional Agreements

The Merger Agreement also contemplates that, at or prior to the closing, certain parties will enter into additional agreements, including Employee Agreement or Restrictive Covenant Agreement and other ancillary agreements, as applicable.

Item 7.01 Regulation FD Disclosure.

On May 13, 2026, Parent issued a press release announcing the execution of the Merger Agreement. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

The information in this Item 7.01, including Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such filing.

Important Notice Regarding Forward-Looking Statements

This Current Report on Form 8-K contains certain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended. Statements that are not historical facts, including statements about the pending transactions among QSEA, Purchaser, Merger Sub and the Company and the transactions contemplated thereby, and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the proposed transaction, including QSEA’s and the Company’s expectations with respect to future performance and anticipated financial impacts of the business combination, the satisfaction of the closing conditions to the business combination and the timing of the completion of the business combination. The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

Such risks and uncertainties include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement relating to the proposed business combination; (2) the outcome of any legal proceedings that may be instituted against QSEA and the Company following the announcement of the Merger Agreement and the transactions contemplated therein; (3) the inability to complete the business combination, including due to failure to obtain approval of the shareholders of QSEA or other conditions to closing in the Merger Agreement; (4) delays in obtaining or the inability to obtain necessary regulatory approvals (including approval from PRC regulators) required to complete the transactions contemplated by the Merger Agreement; (5) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (6) the inability to obtain or maintain the listing of the post-acquisition company’s ordinary shares on the stock exchange following the business combination; (7) the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; (8) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the business combination; (10) changes in applicable laws or regulations; (11) the possibility that the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties to be identified in the Registration Statement filed by Purchaser and the Company (when available) relating to the business combination, including those under “Risk Factors” therein, and in other filings with the SEC made by QSEA and the Company. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and QSEA, Purchaser, Merger Sub, the Company, and their subsidiaries undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Additional Information and Where to Find It

In connection with the transaction described herein, Purchaser and the Company will file relevant materials with the SEC, including a registration statement on Form F-4 (as may be amended from time to time) that will include a proxy statement and a registration statement/preliminary prospectus (the “Registration Statement”) pertaining to such transaction. The proxy statement and a proxy card will be mailed to QSEA’s shareholders as of a record date to be established for voting at the shareholders’ meeting relating to the proposed transactions. QSEA’s shareholders will also be able to obtain a copy of the Registration Statement and proxy statement without charge from the Parent. The Registration Statement and proxy statement, once available, may also be obtained without charge at the SEC’s website at www.sec.gov or by writing to QSEA at 1185 Avenue of the Americas, 3rd Fl., New York, NY 10036.

INVESTORS AND SECURITY HOLDERS OF QSEA ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTIONS THAT QSEA WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT QSEA, THE COMPANY AND THE TRANSACTIONS.

Participants in Solicitation

QSEA, Purchaser, Merger Sub, the Company, certain shareholders of the Company, and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of QSEA’s ordinary share in respect of the proposed transaction. Information about QSEA’s directors and executive officers and their ownership of QSEA’s ordinary share is set forth in QSEA’s initial public offering prospectus dated March 19, 2025 filed with the SEC, as modified or supplemented by any Form 10-K, Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement pertaining to the proposed transaction when it becomes available. These documents can be obtained free of charge from the sources indicated above.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description
2.1*	Agreement and Plan of Merger, dated May 13, 2026
10.1	Company Shareholder Support Agreement
10.2	Form of Sponsor Support Agreement
10.3	Form of Lock-Up Agreement
10.4	Form of Amended and Restated Registration Rights Agreement
99.1	Press Release, dated May 13, 2026
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby undertakes to furnish copies of any of the omitted schedules and exhibits upon request by the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Quartzsea Acquisition Corporation

Date: May 14, 2026	By:	/s/ Qi Gong
	Name:	Qi Gong
	Title:	Chief Executive Officer